

02030629

NO ACT
P.E 1-7-2002
1-00041



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2002

Scott R. Haber
Latham & Watkins
505 Montgomery Street
Suite 1900
San Francisco, California 94111-2562

Act	1934
Section	
Rule	14A-8
Public Availability	3/18/2002

Re: Safeway Inc.
Incoming letter dated January 7, 2002

Dear Mr. Haber:

This is in response to your letter dated January 7, 2002 concerning the shareholder proposals submitted to Safeway by the United Brotherhood of Carpenters Pension Fund and the International Brotherhood of Electrical Workers' Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

PROCESSE
APR 2 2 2002
THOMSON
FINANCIAL

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001

Jerry O'Connor
Trustee
Trust for the International Brotherhood of Electrical Workers'
Pension Benefit Fund
1125 Fifteenth St., N.W.
Washington, DC 20005

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January 7, 2002

FILE NO. 014020-0345

RECEIVED
02 JAN -8 PM 12:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Rule 14a-8 Under the Securities Exchange Act of 1934

Re: Stockholder Proposals of the United Brotherhood of Carpenters Pension Fund and the International Brotherhood of Electrical Workers' Pension Benefit Fund for Inclusion in Safeway Inc.'s 2002 Proxy Statement

Ladies and Gentlemen:

Safeway Inc., a Delaware corporation, has received a stockholder proposal and supporting statement ("Proposal A") submitted by the United Brotherhood of Carpenters Pension Fund (the "Carpenters Fund") and a stockholder proposal and supporting statement ("Proposal B") submitted by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Electrical Workers' Fund") for inclusion in Safeway's proxy statement and form of proxy for the 2002 Annual Meeting (collectively, the "Proxy Materials"). On behalf of Safeway, I write to inform you that Safeway intends to exclude Proposal A and Proposal B (collectively, the "Proposals") from its Proxy Materials and to request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action if Safeway does so.

The Proposals request that Safeway's Board of Directors (the "Board"):

- "Adopt an Independent Board Compensation Committee Policy that provides for a transition to a Compensation Committee composed entirely of independent directors as Compensation Committee openings occur;" and

- "Set a goal of establishing a board of directors with at least two-thirds of its members being independent directors."

The Proposals include identical seven-prong definitions for determining who would be considered an "independent" director.

505 MONTGOMERY STREET, SUITE 1900 • SAN FRANCISCO, CALIFORNIA 94111-2562
TELEPHONE: (415) 391-0600 • FAX: (415) 395-8095

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are: (1) the original and five copies of this letter, which includes a statement of reasons why Safeway believes it may exclude the Proposals; (2) six copies of the letter from the Carpenters Fund, dated November 27, 2001, submitting Proposal A (Attachment A); and (3) six copies of the letter from the Electrical Workers' Fund, dated November 28, 2001, submitting Proposal B (Attachment B). A copy of this letter is also being sent to each of the Carpenters Fund and the Electrical Workers' Fund (collectively, the "proponents") to notify them that Safeway intends to exclude the Proposals from its Proxy Materials.

A. Safeway Lacks Power or Authority to Implement the Proposals and May Exclude Them under Rule 14a-8(i)(6).

Rule 14a-8(i)(6) provides that a registrant may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Proposals impermissibly seek to require that specific criteria be met by directors who serve on the Compensation Committee (the "Committee") established by the Board and on the Board itself. The Proposals are identical in substance to proposals that the Staff, in a long line of no-action letters, has permitted companies to exclude. The rationale for exclusion common to these no-action letters is that the proposals seek to limit the eligibility of directors who can serve on committees or the board itself based on specific characteristics or standards when the company lacks the ability to ensure the election of directors who possess those characteristics or meet those standards. Because Safeway cannot guarantee that stockholders will elect directors who meet the specific criteria, it lacks the power or authority to implement the Proposals. Safeway respectfully requests that the Staff not recommend any enforcement action if the Proposals are excluded from its Proxy Materials pursuant to Rule 14a-8(i)(6).

Safeway is a Delaware corporation and is subject to the General Corporation Law of Delaware (the "DGCL"). Pursuant to DGCL Section 211, as well as under Safeway's certificate of incorporation and bylaws, directors of the company are elected by the stockholders. Delaware law and Safeway's bylaws require that the Committee be made up entirely of directors. *See* DGCL Section 141(c) (directors "may ... designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation"). In order to implement Proposal A, the Board would be required to ensure that enough directors satisfying the proponents' definition are elected to appropriately fill the Committee, even though Proposal A's eligibility requirements are not required for election to the Board itself. Therefore, Safeway could be faced with a situation in which it had a full Board, but an insufficient number or no qualified directors to serve on the Committee. In order to implement Proposal B requiring two-thirds of the directors to satisfy the proponents' definition of independence, the Safeway board would have to require election of a sufficient number of directors who satisfy the definition. Hence, if the Proposals were adopted, Safeway could not ensure that the Board would contain any directors qualified to fill the seats of the Committee or to constitute two-thirds of the entire Board. Because a board cannot ensure or require certain types of persons to be elected as directors, these types of proposals have consistently been excluded as beyond a company's power to implement.

Last proxy season alone, the Staff issued at least seven no-action letters permitting the exclusion under Rule 14a-8(i)(6) of proposals seeking to impose qualifications on members of the board or a board committee. *See Mattel Inc.* (avail. Mar. 21, 2001) (bylaw requiring independent directors for each key board committee seat, including the compensation committee); *Marriott Int'l, Inc.* (avail. Feb. 26, 2001 and Mar. 9, 2001 no change in position) (three proposals: (1) adopt a policy requiring that at least two-thirds of the members of the board be independent directors; (2) ensure that the board's compensation policy committee is composed entirely of independent directors; and (3) ensure that the board's nominating and corporate governance committee is composed entirely of independent directors); *Bank of America Corp.* (avail. Feb. 20, 2001) (ensure that the compensation committee is composed entirely of independent directors); *Bank of America Corp.* (avail. Feb. 20, 2001) (ensure that the audit committee is composed entirely of independent directors); *Boeing Co.* (avail. Feb. 13, 2001) (key board committees, including the compensation committee, transition to independent directors for each committee seat and then maintain independent directors for each seat on those committees); *AT&T Corp.* (avail. Feb. 13, 2001) (key board committees, including the compensation committee, transition to independent directors for each committee seat); *PG&E Corporation* (avail. Jan. 22, 2001) (bylaw that Independent Directors be appointed for future openings on key board committees, including the compensation committee).

These no-action letters were consistent with letters issued in prior years, including *Boeing Co.* (avail. Mar. 6, 2000) (key board committees, including the compensation committee, shall have independent and committed directors); *Boeing Co.* (avail. Feb. 22, 1999 and Aug. 18, 1999 no review) (only independent directors are eligible for key board committees, including the compensation committee); *Ameritech Corp.* (avail. Dec. 29, 1994) (establish a pension investment committee with a chairman who meets certain criteria); *US West, Inc.* (avail. Dec. 22, 1993) (ensure that one director elected at the 1995 annual meeting of shareholders will be a retired employee); and *American Telephone & Telegraph Co.* (avail. Dec. 13, 1985) (at least one director be a worker-shareholder or retired employee).

In many respects, the Proposals are identical to the proposals which have been subject to the Staff's review. In this instance, the precise wording of the Proposals is not a basis for distinguishing the Proposals from the prior proposals. Proposal A requests that the Board "adopt an Independent Board Compensation Committee Policy" and Proposal B requests that the Board "set a goal of establishing" an independent board. Just last year, in *Marriott Int'l., Inc.* (avail. Feb. 26, 2001), the Staff confirmed that a proposal requesting an independent board policy could be excluded under Rule 14a-8(i)(6) as beyond the power of the board of directors to implement. One of the proposals reviewed by the Staff was a request that the board "adopt a *policy* requiring that at least two-thirds of the members of the Board be 'independent' directors" (emphasis added). In its February 26, 2001 letter, the Staff noted that "[i]n our view, it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria." In a subsequent letter, *Marriott Int'l., Inc.* (avail. Mar. 9, 2001), the Staff stated, in response to a letter submitted by the proponent, that it was "unable to conclude that the information [contained in the proponent's letter to the Staff] would result in changing the position expressed in our February 26, 2001 letter." Many other proposals that the Staff has considered simply contain a resolution that the committee be made up entirely of independent directors. Whether it is called a "policy," a "goal" or simply a resolution, the Proposals, like the proposals that the Staff has considered previously, seek a result that is beyond the company's power or authority to implement.

The Proposals request a "transition" to a Committee composed entirely of independent members and to an independent Board. A "transition" also was sought in the proposals submitted in *The Boeing Company* (avail. Feb. 13, 2001) ("Boeing shareholders recommend that the key board committees *transition* to independent directors" (emphasis added)); and *AT&T Corp.* (avail. Feb. 13, 2001) ("AT&T shareholders recommend that the key board committees *transition* to independent directors" (emphasis added)). *See also Marriott Int'l., Inc.* (avail. Feb. 26, 2001 and Mar. 9, 2001 no change in position) (three proposals, one of which sought a policy requiring that two-thirds of the board be independent and two of which requested that the board *take the necessary steps* to ensure that a board committee is composed entirely of independent directors); and *Bank of America Corp.* (avail. Feb. 20, 2001) ("shareholders of Bank of America Corporation hereby request the Company's Board of Directors *take the necessary steps* to ensure that the Board's Compensation Committee is composed entirely of 'independent' directors" (emphasis added)).

We note that the proposals in *Boeing* and *AT&T* also request that the committees "maintain" independent directors. Omission of that language in the Proposals does not in any practical way change what is being sought by the proponents. Inherent in the concept of a transition is that eventually the transition must be completed. By definition, transition means "an act, process, or instance of changing from one state, form, activity, or place to another." Webster's II New Riverside University Dictionary of American Language. While the Proposals do not explicitly use the word "maintain," Proposal A's request to adopt a policy and Proposal B's request to establish a goal are implicit requests to maintain the form that is achieved when the transition is complete. If the proponents intend there to be no obligation to maintain the policy or achieve the goal, the policy and goal would be meaningless and ineffective.

We respectfully submit that the specific language of the Proposals is more closely aligned to the language in the proposals submitted in *PG&E Corp.* (avail. Jan. 22, 2001); *Mattel Inc.* (avail. Mar. 21, 2001); *Marriott Int'l, Inc.* (avail. Feb. 26, 2001 and Mar. 9, 2001 no change in position); *Bank of America Corp.* (avail. Feb. 20, 2001); *The Boeing Company* (avail. Feb. 13, 2001); and *AT&T Corp.* (avail. Feb. 13, 2001) than to the proposal submitted in *General Motors Corp.* (avail. Mar. 22, 2001 and Mar. 30, 2001 no change in position). We note that the proposal in *General Motors* did not include the specific eligibility criteria that are included in the Proposals. Also, the primary argument advanced on behalf of General Motors Corp. for exclusion of the proposal (and the only argument advanced in its initial submission to the Staff) was under Rule 14a-8(i)(10) and *not* Rule 14a-8(i)(6).

The seven-pronged definition of independent included in each Proposal is remarkably broad, and further demonstrates how unlikely it is that Safeway would be able to implement the Proposals. The same criteria were included in the proposals which were the subject of the Staff's review in *Marriott Int'l Inc.* (avail. Feb. 26, 2001 and Mar. 9, 2001 no change in position) and in two letters issued to *Bank of America Corp.* (avail. Feb. 20, 2001). First, the broad criteria, many of which are vague and undefined, would severely limit the pool of eligible directors to serve on the Committee or the Board. Second, those directors who meet the specific criteria of the Proposals may not be acceptable to Safeway's stockholders who must elect them. For example, by excluding employees of a "significant customer" (which is not defined), the Proposals ironically could limit the entire membership of the Committee or two-thirds of the Board to employees of companies that do no business with Safeway. Third, the New York Stock Exchange requires Safeway to have an audit committee consisting of three independent directors as defined in New York Stock Exchange Policy 303.01. Similarly, Rule 16b-3(b)(3) under the Exchange Act and Section 162(m) of the Internal Revenue Code establish additional criteria for certain directors in connection with decisions made under those regulations. These different, yet overlapping, definitions already require careful evaluations to assure that the Board can satisfy regulatory objectives and function on a day-to-day basis. By adding a new standard in addition to those required by the New York Stock Exchange Policy, the Commission's rules and the Internal Revenue Code, the Proposals, if adopted, could create an untenable situation in nominating directors: Safeway may have to reserve Board positions for certain types of directors to fill specific seats on the Committee or the Board itself. This would interfere with the operation of the Board, and would likely be confusing and unacceptable to Safeway's stockholders who elect the directors.

If the Proposals were approved, each director who failed to meet the broad independent standards would be prohibited from serving on the Committee or possibly the board itself, even though that director would otherwise be qualified to serve generally on the Board, or otherwise meet the independent director requirements of the New York Stock Exchange Policy. Safeway does not have the power to implement the Proposals because of the detailed and multiple disqualifying criteria and Safeway's inability to guarantee the outcome of the stockholder-controlled elections. Thus, Safeway may be faced with a situation in which it has a full Board but no qualified directors under the Proposals to serve on the Committee or the Board itself. For the foregoing reasons, Safeway respectfully requests that the Staff confirm that it will take no enforcement action if Safeway excludes the Proposals from its Proxy Materials pursuant to Rule 14a-8(i)(6) as beyond Safeway's power or authority to implement.

B. The Supporting Statements Contain False and Misleading Statements in Violation of Rule 14a-9, which Safeway May Exclude under Rule 14a-8(i)(3).

A registrant may exclude a proposal or supporting statement "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-8(i)(3). Rule 14a-9(a) states that "no solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact." The Staff has permitted a stockholder proposal to be excluded where the vagueness of the proposal allows for a variety of interpretations. The Staff has permitted exclusion where "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." *NationsBank Corp.* (avail. Jan. 29, 1998). *See also Philadelphia Electric Company* (avail. Jul. 30, 1992); *Wendy's International, Inc.* (avail. Feb. 6, 1990).

The definition of "independent" in the Proposals is impermissibly vague and indefinite. One element of the definition is that the director not be "employed by a significant customer or supplier." Another is that the director not be "employed by a tax-exempt organization that receives significant contributions from the Company." The Proposals do not define what is "significant." If the Proposals were adopted, Safeway would be in the untenable position of not knowing whether a particular director's employer was or was not a "significant customer or supplier" or the recipient of "significant contributions."

For example, as the supporting statement to Proposal B notes, during 2000, Safeway sold $6.16 million in products to Casa Ley, of which a Safeway director, Mr. Hector Ley Lopez, is the General Director. Safeway does not believe that this relationship affects Mr. Ley's independence (other than with respect to Casa Ley). However, under the terms of the Proposal, there is no way for Safeway to determine whether Mr. Ley's employer is a "significant" customer, and therefore to determine whether Mr. Ley is "independent" within the meaning of the Proposal. The product sold to Casa Ley represents 0.019% of Safeway's 2000 sales of $32 billion. If Mr. Ley's relationship is significant, what amount of sales, if any, would not constitute a "significant" relationship?

The supporting statements for both Proposals state that the Company paid $286,000 rent to a partnership to lease one of Safeway's retail grocery stores. The partnership is 80% owned by an entity that is controlled by an affiliate of another partnership, of which three directors are partners. The supporting statement concludes that these directors would not be independent. It is difficult to conclude that this lease transaction would cause the named directors to not be independent under the Proposal's definition. First, a landlord, like the partnership, is not even a "supplier" as that term is commonly understood in the grocery industry. Second, this transaction involves one of Safeway's more than 1,700 stores. The

$286,000 of rent pales in comparison to Safeway's annual lease payments of more than $400 million. Safeway does not believe that this single lease transaction affects the independence of the three directors or that the amount involved is "significant."

The use of the same word, "significant," could mean different things depending on the context. Would a director be independent if his or her employer sold $1,000,000 of product to Safeway or if his or her non-profit employer received $100,000 of contributions from Safeway? These amounts are minuscule compared to Safeway's 2000 annual revenues of $32 billion or even its net income of $1.1 billion. Yet, the proponents (and the stockholders voting on the Proposals) might believe that these amounts are "significant." Also, the definition does not indicate to which party – Safeway or the non-profit entity – the contribution must be significant. For Safeway, an expenditure of $100,000 (compared with annual revenues of $32 billion) may not be significant, but to the non-profit, $100,000 may be significant. Without a clear standard, there is no way for Safeway to know whether a Committee member would satisfy the definition. Consequently, it is impossible for the stockholders to know what standards they are being asked to vote upon.

The foregoing demonstrates that the only way that Safeway could be sure that a director nominee satisfied this definition would be if the director were not employed at all or if he or she were employed by an organization that did not have any business relationship with Safeway or purchase any groceries from Safeway.

In the event that Safeway were not permitted to exclude the Proposals in their entirety, Safeway believes that it may exclude the fourth paragraph of the supporting statement of Proposal A and the second paragraph the supporting statement of Proposal B, as they contain false or misleading information.

The fourth paragraph of the supporting statement of Proposal A provides:

> At present, the Company's Compensation Committee includes Robert I. MacDonnell and James H. Greene, Jr., who do not meet the "independent" director standard outlined in the resolution. Messrs. MacDonnell and Greene are partners of KKR Associates. During 2000, the Company paid approximately $286,000 to Carmel Valley Partners to lease one of the Company's retail grocery stores. Carmel Valley Partners is a general partnership 80% of which is owned by a subsidiary of Pacific Realty Associates, L.P., which is a partnership controlled by an affiliate of KKR.

As described above, it is difficult for Safeway to determine whether these directors would be eligible to serve as Committee members or independent directors under the Proposals because it is not evident that the landlord that they have a relationship with is a "supplier" (as that term is commonly used in the grocery industry) or that the single lease would be "significant." Therefore, it is false and misleading for the supporting statement to conclude that they are not "independent" under the proposed definition.

Similarly, the second paragraph of Proposal B contains the same description of the transactions involving Carmel Valley Partners and the relationship between that partnership and three of Safeway's directors. For the reasons set forth above, it is false and misleading for the supporting statement to conclude that those directors are not "independent" under the proposed definition.

Also, the second paragraph of the supporting statement of Proposal B incorrectly states that Mr. Magowan was employed as Chairman of the Board until 1998. That statement is false. Mr. Magowan did serve as Chairman until 1998, but was not an employee. Mr. Magowan has not been a Safeway employee since 1993.

As these paragraphs contain false and misleading information in violation of Rule 14a-9, Safeway believes it is entitled to properly exclude them under Rule 14a-8(i)(3). If Safeway is not entitled to properly exclude the entire paragraphs, Safeway believes that the paragraphs must be amended to delete or correct the false or misleading information contained therein.

For the foregoing reasons, Safeway respectfully requests that the Staff confirm that it will take no enforcement action if Safeway excludes the Proposals from its Proxy Materials pursuant to Rule 14a-8(i)(3). Alternatively, if Safeway is not permitted to exclude the Proposals in their entirety from its Proxy Materials, Safeway respectfully requests that the Staff confirm that it can exclude from its Proxy Materials the portions of each of the Proposals as set forth above.

C. Conclusion

Based on the foregoing, we believe that Safeway may exclude the Proposals from the Proxy Materials. We respectfully request that the Staff confirm that the Proposals may be excluded from the Proxy Materials.

Safeway anticipates that drafts of the Proxy Materials will be sent to the printer on or about March 15, 2002. We would appreciate a response from the Staff as promptly as possible. If the Staff disagrees with our conclusions that the Proposal may be omitted from the Proxy Materials or requires additional information in support of our conclusions, we would appreciate the opportunity to confer with you prior to the issuance of your response. Should the Staff have any questions or require any additional information, please do not hesitate to call John J. Huber at (202) 637-2242 or the undersigned at (415) 395-8137.

Please acknowledge receipt of this letter by stamping the copy of the letter enclosed herewith and returning it to me in the enclosed self-addressed envelope.

Sincerely,

Scott R. Haber /

Scott R. Haber
of LATHAM & WATKINS

cc: Meredith Parry – Safeway Inc.
United Brotherhood of Carpenters Pension Fund
International Brotherhood of Electrical Workers' Pension Benefit Fund

Enclosures

ATTACHMENT A



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

November 27, 2001

Meredith S. Parry
Secretary
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588

NOV 28 2001

Re: Shareholder Proposal

Dear Ms. Parry:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Safeway, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the composition of the Board of Director's Executive Compensation Committee. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,



Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Executive Compensation Proposal

Resolved, that the shareholders of Safeway Inc. ("Company") hereby request that the Company's Board of Directors adopt an Independent Board Compensation Committee Policy that provides for a transition to a Compensation Committee composed entirely of independent directors as Compensation Committee openings occur. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: The role of a board of director's executive compensation committee is critically important to the long-term success of the corporation. The executive compensation committee establishes compensation policies and practices that focus senior management on the development and implementation of corporate strategies designed to maximize long-term corporate value.

Unfortunately, in recent years corporate executive compensation practices and policies have drawn considerable public and shareholder attention for all the wrong reasons. Excessive executive compensation levels highlight the tendency of most compensation programs to provide handsome rewards for ordinary or less then ordinary performance. Current executive compensation plans often present a system of pay for performance, but they lack challenging performance benchmarks by which executives' performance can be judged.

In order to ensure the integrity of the executive compensation process and the effectiveness of a corporation's executive compensation policies and practices, the Board's Executive Compensation Committee should be composed entirely of directors independent of management. The definition of "independent" director advanced in this resolution will ensure a transition to an Executive Compensation Committee that is completely independent of management and best able to undertake its responsibilities to develop fair and understandable compensation policies and practices that focus management on achieving long-term corporate success.

At present, the Company's Compensation Committee includes Robert I. MacDonnell and James H. Greene, Jr., who do not meet the "independent" director standard outlined in the resolution. Messrs. MacDonnell and Greene are partners of KKR Associates. During 2000, the Company paid approximately $286,000 to Carmel Valley Partners to lease one of the Company's retail grocery stores. Carmel Valley Partners is a general partnership 80% of which is owned by a subsidiary of Pacific Realty Associates, L.P., which is a partnership controlled by an affiliate of KKR.

As long-term shareholders, we urge your support of this important corporate governance reform that we believe will contribute to the Company's long-term success.

ATTACHMENT B



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND 1125 Fifteenth St. N.W. Washington, D.C. 20005

Edwin D. Hill
Trustee

Jeremiah J. O'Connor
Trustee

November 28, 2001

VIA FAX AND US MAIL

Ms. Meredith S. Parry
Corporate Secretary
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588

Dear Ms. Parry:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers' Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in the Safeway, Inc. ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next annual meeting of shareholders. The proposal relates to an **"Independent Board of Directors"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of 62,650 shares of the Company's common stock. The Fund has held the requisite number of shares required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the annual meeting of the shareholders.

Sincerely yours,

Jerry O'Connor
Trustee

JOC:jl
Enclosure

Form 372

Resolved, that the shareholders of Safeway Inc. ("Company") request that the Company's Board of Directors set a goal of establishing a board of directors with at least two-thirds of its members being independent directors. The Board should pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders. For purposes of this resolution, a director would not be considered independent if he or she is currently or during the past five years has been:

- Employed by the company or an affiliate in an executive capacity;
- Employed by a firm that is one of the Company's paid advisors or consultants;
- Employed by a significant customer or supplier;
- Employed by a tax-exempt organization that receives significant contributions from the Company;
- Paid by the Company pursuant to any personal services contract with the Company;
- Serving in an executive capacity or as a director of a corporation on which the Company's chairman or chief executive officer is a board member; or
- Related to a member of management of the Company.

Statement of Support: The board of directors plays a critical role in determining a company's long-term success. A board helps meet the challenge of maximizing long-term corporate value through those roles attributed to it by law and regulation. A board serves as management monitor, working to assemble a well-qualified senior management team. In conjunction with senior management, a board contributes to the development and implementation of a corporation's competitive strategies, while also serving as the architect of an executive compensation plan that provides necessary incentives and rewards to accomplish long-term corporate success. The board of directors must operate independently of the corporation's chief executive officer and senior management if it is to fulfill its duty to hire, oversee, compensate, and if necessary replace management. Independence has been referred to as "a director's greatest virtue." (Robert Rock, Chair of National Association of Corporate Directors, "Directors and Boards," Summer edition 1996)

In order to best fulfill its responsibilities and ensure the corporation's long-term success, we believe that at least two-thirds of a board's members should be "independent" directors. The Company's Board of Directors as presently composed does not meet the two-thirds independence standard. Steven Burd is employed by the Company in an executive capacity. Hector Ley Lopez is General Director of Casa Ley. During 2000, the Company sold approximately $6.16 million in products to Casa Ley for resale in its retail stores. Peter Magowan was employed as Chairman of the Board until 1998. Messrs. MacDonnell, Roberts and Greene are partners of KKR Associates. During 2000, the Company paid approximately $286,000 to Carmel Valley Partners to lease one of the Company's retail grocery stores. Carmel Valley Partners is a general partnership 80% of which is owned by a subsidiary of Pacific Realty Associates, L.P., which is a partnership controlled by an affiliate of KKR.

We believe an independent board best represents shareholders and urge your support for this resolution.

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 7, 2002

Liz Claiborne, Inc.
One Claiborne Avenue
North Bergen, New Jersey 07047

Re: Stockholder Proposal of International Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

We have acted as special Delaware counsel to Liz Claiborne, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") by the International Brotherhood of Electrical Workers' Pension Benefit Fund, a shareholder of the Company, which the shareholder has requested be included in the proxy statement of the Company for its 2002 annual meeting of shareholders. In this connection, you have asked our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the Proposal and its supporting statement.

We have assumed that the foregoing document, in the form thereof submitted to us for our review, has not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the document listed above for purposes of this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely upon the foregoing document, the statements and information set forth therein and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

RESOLVED, that the shareholders of Liz Claiborne, Inc. (the "Company") request that the Board of Directors seek shareholder approval for all present and future executive officer severance pay agreements, commonly referred to as "golden parachutes."

The Supporting Statement reads as follows:

Senior executive severance or termination pay agreements, commonly referred to as "golden parachutes," have contributed to the public and shareholder perception that many senior executive officers of major companies are more concerned with their own personal interest than their board responsibilities to the company they are empowered to lead.

Our Company currently has very generous severance and change-in-control agreements with key executives that provide for payments and other benefits if the executive is terminated without "cause" of [sic] if a change in control occurs. For example, the Company's most recent proxy statement describes the payments to be made to Chairman of the Board and Chief Executive Officer Paul Charron:

> The Company has an employment agreement with Paul R. Charron.... The agreement also provides that if his employment is terminated either by the Company other than for cause or by him for certain specified reasons, Mr. Charron shall receive a severance payment of $1.75 million....
>
> In January 2001, the Company entered into a severance agreement with Mr. Charron providing that in the event that within three years of a change in control of the Company (as defined in the agreement) Mr. Charron's employment is terminated by the Company other than for cause or by him for certain specified reasons, Mr. Charron shall be entitled to receive a lump sum payment equal to three times his average base salary and bonuses for the three years preceding such termination or resignation, accelerated vesting of Mr. Charron's balances under the Company's SERP and the

> UDCP, and continued health and welfare benefits for three years. In the event that the payment and benefits to be received by Mr. Charron in such circumstances are in excess of 105% of the amount that would trigger "golden parachute" excise taxes under the Internal Revenue Code, the Company is required to pay Mr. Charron such additional amounts as may be necessary to place him in the same after tax position as if the payments or benefits had not been subject to such excise tax.
>
> The justification offered for the granting of these generous benefits is that they are necessary to attract and retain talented executives and keep them motivated to achieve strong performance. We believe that the very generous compensation these individuals receive as well as their fiduciary duties to shareholders should provide sufficient motivation for these executives to perform their duties. We also believe that shareholders should be given the right to approve or disapprove them.
>
> We urge all shareholders to VOTE "FOR" this Proposal urging the Board to allow shareholders an opportunity to evaluate the merits of executive officer severance agreements before such generous benefits are granted.

Background

The General Corporation Law of the State of Delaware (the "General Corporation Law") authorizes the directors of a corporation to set the compensation of officers, directors and employees. Section 141(h) of the General Corporation Law provides that "[u]nless otherwise restricted by the certificate of incorporation or bylaws, the board of directors shall have the authority to fix the compensation of directors." 8 Del. C. § 141(h). Section 122 of the General Corporation Law provides, in pertinent part, that "[e]very corporation created under this chapter shall have the power to: ... (5) Appoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation." 8 Del. C. § 122(5). Additionally, Section 141(a) of the General Corporation Law provides for management of a corporation by the board of directors, stating that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a).

The power of the directors to manage the business and affairs of the corporation includes electing and compensating officers appropriately. See In re Walt Disney Co. Derivative

Litigation, 731 A.2d 342, 362 (Del. Ch. 1998) ("[I]n the absence of fraud, this court's deference to directors' business judgment is particularly broad in matters of executive compensation); Haber v. Bell, 465 A.2d 353, 359 (Del. Ch. 1983) ("[G]enerally directors have the sole authority to determine compensation levels [of corporate employees] and this determination is protected by the presumption of the business judgment rule in the absence of a showing that the business judgment rule does not apply because of a disabling factor") (citations omitted).

The Company previously entered into certain severance agreements with key employees (the "Severance Agreements"). We have been advised that the Severance Agreements are governed by the laws of the State of Delaware and, with your approval, have assumed that the Severance Agreements are valid, binding and enforceable under the laws of the State of Delaware.

Discussion

The Proposal requests that the board of directors of the Company (the "Board") seek shareholder approval for the Severance Agreements, as well as for any future agreements. We assume that if the shareholders do not approve the Severance Agreements, the Board would feel compelled to terminate or renegotiate the contracts. See, generally, Abercrombie v. Davies, 123 A.2d 893 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), (involving attempt by stockholders to enter into agreement to influence the management of the business and affairs of the corporation).

The Company, however, is legally obligated to perform under the Severance Agreements. See Restatement (Second) Contracts § 1 ("A contract is a promise or set of promises for the breach of which the law gives a remedy or the performance of which the law in some way recognizes a duty"); Annotation, Sufficiency of Notice of Modification in Terms of Compensation of At-Will Employee Who Continues Performance to Bind Employee, 69 A.L.R. 4th 1145, 1147 (1989) ("When an employee has been employed for a definite time under an express contract stipulating the payment of a stated compensation, the employer has no power arbitrarily to reduce that compensation during the term of the employment").

While parties to a contract may agree to modify the terms of a contract, any unilateral elimination of benefits by the Company under the Severance Agreements, including a reduction of any benefits available to employees in the event of termination, would constitute an actionable breach of contract by the Company. See Sersun v. Morello, C.A. No. 1377-K, slip op. at 6 (Del. Ch. Mar. 29, 1999) ("When a contract is validly made, it cannot be modified without the consent of all parties and an exchange of consideration"); Lowe v. Bennett, 1994 WL 750378, **3 (Del. Super. 1994) ("Generally, no modification is valid without mutual consent and consideration"); Egan & Sons Air Conditioning Co. v. General Motors Corp., 1988 WL 47314, **11 (Del. Super. April 27, 1988) ("In Delaware, the consent of both parties and some consideration are required to support a modification"); De Cecchis v. Evers, 174 A.2d 463, 464 (Del. Super. 1961) ("A contract having been made, no modification of it could be brought about without the consent of both parties and without consideration"). A vote of the Company's shareholders will not authorize the Company to unilaterally terminate the Company's obligations under the Severance Agreements. See id. A unilateral termination by the Company of its obligations under the Severance Agreements, with or without shareholder approval, would be a violation of the law of the State of Delaware, entitling the non-breaching party to recover damages from the Company. See id; Duncan v. Theratx, Inc., 775 A.2d 1019, 1022 (Del. 2001) (stating that non-breaching party to a contract is entitled to recover expectation damages from breaching party).

Under Delaware law, the Company may not lawfully abrogate its existing contractual commitments to any of its employees by unilaterally terminating or eliminating benefits which were negotiated and agreed upon in a legal, binding and enforceable contract between the Company and the employee.

Opinion

Based upon and subject to the foregoing, and subject to the limitations stated below, it is our opinion that the Proposal as drafted would, if implemented, cause the Company to breach its contractual arrangements with officers who are currently parties to the Severance Agreements, in violation of Delaware contract law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

This opinion is rendered solely for your benefit in connection with the matters described herein. We understand that you intend to furnish a copy of this opinion to the Securities and Exchange Commission in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion may not be furnished or quoted to, or relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

WF/MMA/rbk

Christopher T. DiNardo 201-295-7833 Fax: 201-295-7851

LIZ CLAIBORNE, INC.

Fax

To:	OCC	**From:**	Christopher T. Di Nardo
Fax:	(202) 942-9528	**Pages:**	6
Phone:		**Date:**	February 27, 2002
Re:	Shareholder Proposal	**CC:**	

☐ **Urgent** ☐ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

- **Comments:**

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated January 7, 2002

The first proposal requests that Safeway adopt a policy to transition to a compensation committee composed entirely of independent directors as openings occur. The second proposal requests that Safeway "set a goal of establishing a board of directors with at least two-thirds of its members being independent directors" and that it "pursue this goal and transition to an independent Board through its power to nominate candidates to stand for election by shareholders."

We are unable to concur in your view that Safeway may exclude the first and second proposals in their entirety under rule 14a-8(i)(3) as vague and indefinite. However, there appears to be some basis for your view that portions of the supporting statements may be materially false or misleading under rule 14a-9. In our view, the supporting statements must be revised to delete the following:

- with regard to the first proposal:
  - the phrase that begins "who do not meet . . . " and ends " . . . in the resolution."
- with regard to the second proposal:
  - the sentence that begins "The Company's Board of Directors . . . " and ends " . . . independence standard"; and
  - the phrase "employed as" from the sentence that begins "Peter Magowan . . . " and ends " . . . until 1998."

Accordingly, we will not recommend enforcement action to the Commission if Safeway omits only these portions of the supporting statements from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Safeway may exclude the proposals under rule 14a-8(i)(6). Accordingly, we do not believe that Safeway may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Grace K. Lee
Attorney-Advisor